Exhibit 99.1

Text Message Target Audience: Registered Holders

ACTION REQUESTED - The Monogram Technologies 2025 Special Meeting of Stockholders to approve the acquisition by Zimmer Biomet, is scheduled for September 30th. Please vote your shares now at monogram.vote

Please vote on Monogram's acquisition by Zimmer Biomet. Submit your vote now at monogram.vote